Date: April 10, 2015

To: All Canadian Securities Regulatory Authorities

Subject: B2GOLD CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 06, 2015
Record Date for Voting (if applicable) :	May 06, 2015
Beneficial Ownership Determination Date :	May 06, 2015
Meeting Date :	June 12, 2015
Meeting Location (if available) :	TBD
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	11777Q209	CA11777Q2099

Sincerely,

Computershare
Agent for B2GOLD CORP.